Exhibit 99.1

InMode Reports Third Quarter 2019 Record Revenue of $40 Million; Reflects Growth of 57% Year-Over-Year; Net Income Increased 87% to $16.2 Million

YOKNEAM, Israel, November 5, 2019 /PRNewswire/-- InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights:

•	Record quarterly revenue of $40 million, an increase of 57% as compared to the third quarter in 2018
•	Net income of $16.2 million, 87% increase year-over-year
•	Fully diluted earnings per share of $0.42, an increase of 62% as compared to the third quarter in 2018
•	88% increase in international revenue as compared to the third quarter in 2018, driven primarily by European and Asian sales
•	Total cash position of $166.3 million as of September 30, 2019, including cash and cash equivalents, marketable securities and deposits

GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2019	Q3 2018
Revenues	$40,010	$25,418
Gross Margins	87%	86%
Net Income	$16,193	$8,638
Earnings per Diluted Share	$0.42	$0.26

Management Comments

“We went public during the third quarter and we are happy to report continuous solid growth in revenues and profitability,” commented Moshe Mizrahy, Chief Executive Officer and Chairman of the Board. “The demand for our unique, minimally invasive technology in the United States and abroad is increasing and we plan to penetrate new international markets while maintaining profitable growth. InMode’s proprietary bipolar RF technologies fill the treatment gap in face and body aesthetic surgery by offering outpatient alternatives that address the shortcomings of traditional surgery with less downtime, lower costs and comparable results. We believe our strong cash position will enable us to maintain our growth efforts and will support the ongoing launch of new and innovative platforms”, Mizrahy added.

Third Quarter 2019 Financial Results

Total revenues for the third quarter of 2019 were $40.0 million, an increase of 57% as compared to the third quarter in 2018. This growth was driven primarily by the continued expansion of InMode’s direct sales organization in the U.S. In addition, InMode is gaining traction in the international markets, with international revenue growing 88% year-over-year.

Gross margin for the third quarter of 2019 was 87% compared to a gross margin of 86% in the third quarter of 2018.

Operating margin for the third quarter of 2019 was 40%, compared to the operating margin of 33% in the third quarter of 2018.

InMode reported net income of $16.2 million, or $0.42 per diluted share in the third quarter of 2019. This is compared with net income of $8.6 million, or $0.26 per diluted share, in the third quarter of 2018.

As of September 30, 2019, InMode had cash and cash equivalents, marketable securities and deposits of $166.3 million, out of which, approximately $70 million in net proceeds were raised in our initial public offering.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio-frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally-invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in our prospectus (included in the Registration Statement on Form F-1, filed with the Securities and Exchange Commission (File No. 333-232615), as amended). InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
REVENUES	40,010	25,418	109,359	71,379
COST OF REVENUES	5,047	3,669	14,193	11,118
GROSS PROFIT	34,963	21,749	95,166	60,261
OPERATING EXPENSES:
Research and development	1,329	1,005	4,112	2,826
Sales and marketing	16,726	11,106	46,721	32,101
General and administrative	927	1,244	2,693	3,158
TOTAL OPERATING EXPENSES	18,982	13,355	53,526	38,085
INCOME FROM OPERATIONS	15,981	8,394	41,640	22,176
Finance income, net	479	415	1,264	623
INCOME BEFORE TAXES	16,460	8,809	42,904	22,799
INCOME TAX	267	171	718	215
NET INCOME	16,193	8,638	42,186	22,584
Less: Net income attributable to non-controlling interests	7	-	79	-
NET INCOME ATTRIBUTABLE TO INMODE LTD. SHAREHOLDERS’	16,186	8,638	42,107	22,584

NET INCOME PER SHARE (1):
Basic	0.53	0.34	1.50	0.83
Diluted	0.42	0.26	1.15	0.63

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	30,297	26,647	28,031	26,591
Diluted	39,004	35,030	36,654	34,982

(1)	The number of shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of InMode’s board of directors dated July 24, 2019.

INMODE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	September 30,	December 31,
	2019	2018
Assets
CURRENT ASSETS:
Cash and cash equivalents	48,705	24,721
Marketable securities	91,613	26,532
Short-term bank deposits	25,935	10,045
Accounts receivable, net of allowance for doubtful accounts	7,615	7,008
Other receivables	3,142	2,495
Inventories	8,495	6,963
TOTAL CURRENT ASSETS	185,505	77,764
NON-CURRENT ASSETS:
Accounts receivable	378	544
Deferred offering costs	-	895
Deferred income taxes, net	1,516	1,309
Property and equipment, net	848	544
Operating lease right-of-use assets	1,518	-
TOTAL NON-CURRENT ASSETS	4,260	3,292
TOTAL ASSETS	189,765	81,056

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	5,660	4,509
Contract liabilities	7,260	5,755
Other liabilities	10,783	9,165
Accrued contingencies	-	10,000
TOTAL CURRENT LIABILITIES	23,703	29,429
NON-CURRENT LIABILITIES:
Contract liabilities	3,740	3,982
Other liabilities	918	771
Operating lease liabilities	922	-
Deferred income taxes	47	11
TOTAL NON-CURRENT LIABILITIES	5,627	4,764
TOTAL LIABILITIES	29,330	34,193

REDEEMABLE NON-CONTROLLING INTEREST	-	2,187

TOTAL SHAREHOLDERS’ EQUITY	160,435	44,676
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	189,765	81,056

INMODE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	16,193	8,638	42,186	22,584
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77	53	214	131
Stock-based compensation expense	385	42	1,199	1,766
Allowance for doubtful accounts	55	(14)	133	(43)
Gains on marketable securities, net	-	(68)	-	(122)
Changes in fair value of marketable securities, net	-	(177)	-	(213)
Finance income, net	(86)	-	(395)	-
Provision for deferred income taxes, net	(68)	(41)	(211)	(168)
Changes in operating assets and liabilities:
Increase in accounts receivable	(2,324)	(2,124)	(597)	(380)
Increase in other receivables	(1,814)	(526)	(650)	(71)
Decrease (increase) in inventories	(879)	213	(1,532)	(539)
Increase in accounts payable	689	755	759	520
Increase (decrease) in other liabilities	2,402	1,390	2,418	(267)
Increase (decrease) in contract liabilities	(1,115)	(915)	1,263	4,227
Decrease in accrued contingencies	-	-	(10,000)	-
Net cash provided by operating activities	13,515	7,226	34,787	27,425
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(17,220)	(5,000)	(34,310)	(5,000)
Proceeds from short-term deposits	8,500	-	18,500	-
Purchase of fixed assets	(54)	(82)	(518)	(293)
Purchase of marketable securities	(68,282)	(15,369)	(82,621)	(22,546)
Proceeds from sale of marketable securities	13,500	857	18,103	3,412
Net cash (used in) investing activities	(63,556)	(19,594)	(80,846)	(24,427)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering of ordinary shares, net of issuance costs	69,784	-	69,784	-
Exercise of options	178	19	315	176
Net cash provided by financing activities	69,962	19	70,099	176
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(93)	(23)	(56)	(141)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,828	(12,372)	23,984	3,033
CASH AND CASH EQUIVALENTS AT	28,877	32,998	24,721	17,593
BEGINNING OF PERIOD
CASH AND CASH EQUIVALENTS AT END OF PERIOD	48,705	20,626	48,705	20,626

INMODE LTD.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Revenues by Geography:
United States	31,007	20,633	87,813	58,498
International (OUS)	9,003	4,785	21,546	12,881
Total Net Revenue	40,010	25,418	109,359	71,379
United States as percentage of total revenue	77%	81%	80%	82%